As filed with the Securities and Exchange Commission on October 7, 2014

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

FS INVESTMENT CORPORATION III

(Name of Subject Company (Issuer))

FS INVESTMENT CORPORATION III

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

30282X 103

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Michael C. Forman

President and Chief Executive Officer

FS Investment Corporation III

Cira Centre

2929 Arch Street, Suite 675

Philadelphia, PA 19104

(215) 495-1150

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

James A. Lebovitz, Esq.

Thomas J. Friedmann, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Tel: (215) 994-4000

Fax: (215) 994-2222

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$3,281,390*	$422.64**

*	Estimated for purposes of calculating the Filing Fee only. The amount was determined by the Registrant based on a good faith estimate of the proceeds the Registrant expected to receive from the sale of shares of its common stock under its distribution reinvestment plan prior to the expiration of the tender offer to which this Schedule TO relates.
**	The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $128.80 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $422.64

Form or Registration No.: Schedule TO

Filing Party: FS Investment Corporation III

Date Filed: August 21, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 21, 2014 by FS Investment Corporation III, a Maryland corporation (the “Company”), in connection with the offer by the Company to purchase up to the number of shares of the Company’s issued and outstanding common stock, par value $0.001 per share (the “Shares”), that the Company can repurchase with the proceeds it receives from the issuance of Shares under its distribution reinvestment plan prior to the expiration of the Offer (as defined below). The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated August 20, 2014, and the related Letter of Transmittal (together, the “Offer”). The Offer expired at 5:00 P.M., Central Time, on September 25, 2014, and a total of 4,049.939 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date. In accordance with the terms of the Offer, the Company purchased all 4,049.939 Shares validly tendered and not withdrawn at a price equal to $9.00 per Share (an amount equal to 90% of the Company’s October 1, 2014 public offering price of $10.00 per Share) for an aggregate purchase price of approximately $36,449.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2014

FS INVESTMENT CORPORATION III

By:	/s/ MICHAEL C. FORMAN
Name:	Michael C. Forman
Title:	President and Chief Executive Officer

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